Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

Via EDGAR

September 19, 2023

Joanna Lam Shannon Buskirk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20548
Re:	Goldenstone Acquisition Limited - Comment Letter Dated August 29, 2023

Dear Ms. Lam and Ms. Buskirk:

On behalf of Goldenstone Acquisition Limited (the “Company”), this letter confirms the Company’s request for an extension of the period of time to respond to the comment letter. Based on your telephone conversation with Giovanni Caruso of this firm, we understand that the Company will now have until September 26, 2023 to respond to the comments.

Please contact the undersigned with any questions on the foregoing.

Sincerely,

/s/ Joan S. Guilfoyle

Joan S. Guilfoyle
Senior Counsel

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.